Exhibit 99.1

PRESS RELEASE

BRP Launches Process for the Sale of its Marine Businesses

Valcourt, Quebec, October 17, 2024 – BRP Inc. (TSX : DOO; NASDAQ : DOOO) today announced that it is initiating a process for the sale of its Marine businesses namely Alumacraft, Manitou, Telwater (Quintrex, Stacer, Savage and Yellowfin), and Marine parts, accessories and apparel. This process excludes all activities related to its Sea-Doo personal watercraft, Sea-Doo Switch pontoons and jet propulsion systems.

In light of the challenging economic context, BRP has decided to channel its efforts and investments towards its Powersports Year-Round Products, Seasonal Products, Parts, Accessories and Apparel portfolio, as well as its Original Equipment Manufacturer (OEM) Engine business.

“After careful consideration and given the current dynamics of both the Marine and Powersports industries, we have decided to double down on our core Powersports activities and to sell our Marine businesses,” said José Boisjoli, President and CEO of BRP. “Over the past few years, we have built a solid foundation by investing in the development of innovative Marine products and upgrading the production facilities. As such, we believe that these iconic brands can offer attractive value creation opportunities for a new owner.”

BRP’s objective is to solidify its position as a leading global Powersports OEM. The Company is confident that this decision will enable it to capitalize on growth opportunities within the Powersports industry and improve its margin profile, thereby enhancing its position for long-term success.

Given that BRP expects this process to be completed in the first quarter of Fiscal Year 2026, it does not anticipate any impacts on its current Fiscal Year 2025 guidance and will not provide comments on the progress of the process.

BRP has retained National Bank Financial Inc. to assist with the sale process.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the process initiated for the sale of its Marine businesses, the businesses that are included or not as part of that process, the expected timeline for completion, the potential outcomes of that process and expectation of what it can offer to a new buyer, the expected impact on the Company’s core Powersports activities, including on its ability to solidify its position, focus on growth opportunities and improve margin, and lack of impact anticipated on its Fiscal Year 2025 financial guidance, and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in BRP’s MD&A for the fiscal year ended on January 31, 2024 and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP has annual sales of CA$10.4 billion from over 130 countries and a global workforce of close to 20,000 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries: Emilie Proulx Media Relations media@brp.com	For investor relations: Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com	For Corporate Strategy and Development: Minh Thanh Tran Executive Vice President, Corporate Strategy minhthanh.tran@brp.com